SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c), and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758865109 (CUSIP Number)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 Pages

CUSIP No. 758865109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DON A. SANDERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,255,479
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

1,255,479
8 SHARED DISPOSITIVE POWER

1,589,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,844,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 758865109	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Regent Communications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

100 East RiverCenter Blvd., Suite. 900, Covington, Kentucky 41011

Item 2	(a)	Name of Persons Filing:

Don A. Sanders

	(b)	Address of Principal Business Office of, if None, Residence:

600 Travis, Suite 3100, Houston, Texas 77002

	(c)	Citizenship or Place of Organization:

	(d)	Title of Class Securities:

Common Stock

	(e)	CUSIP Number:

758865109

Item 3	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

CUSIP No. 758865109	Page 4 of 5 Pages

Item 4	Ownership

(a) Amount beneficially owned:

2,844,179

(b) Percentage of class:

6.9%

(c) Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:

1,255,479[1]

(2) Shared power to vote or to direct the vote:

0

(3) Sole power to dispose or to direct the disposition of:

1,255,479[1]

(4) Shared power to dispose or to direct the disposition of:

1,589,700[2]

[1]        Includes 794,284 shares owned by Sanders Opportunity Fund (Institutional), L.P., a Delaware limited partnership, and 247,739 shares owned by Sanders Opportunity Fund, L.P., a Delaware limited partnership (collectively, the “SOF Funds”). The general partner of the SOF Funds is SOF Management, LLC, a Delaware limited liability company. Mr. Sanders is a manager of SOF Management, LLC and the chief investment officer for the SOF Funds.

[2]        Includes 1,589,709 shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 758865109	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 22, 2007	Don A. Sanders
Don A. Sanders